July 24, 2009
VIA EDGAR
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attn:     Mr. Larry Greene

Re:	Registration Statement for Tortoise Power and Energy Infrastructure Fund, Inc. (File Nos. 333-145105 and 811-22106) (the “N-2”)
To the Commission:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended, Tortoise Power and Energy Infrastructure Fund, Inc. (the “Registrant”) hereby requests that the effective date of the N-2 referenced above be accelerated so that it will be declared effective at 4:30 p.m. eastern time on July 28, 2009, or as soon as practicable thereafter, after notification by telephone to the Staff that the N-2 is correct and complete with the exception of information omitted in reliance upon Rule 430A, which will be provided in a final prospectus or prospectus supplement at the time of offering.
     With respect to the Registrant’s request for acceleration of the effective date of the N-2, please be advised that the Registrant acknowledges that:
     (1) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
     (2) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
     (3) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
     (4) the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, TORTOISE POWER AND ENERGY INFRASTRUCTURE FUND, INC.
By:	/s/ Terry C. Matlack
Terry C. Matlack
Chief Financial Officer